Exhibit 11
Statement re Computation of per Share Earnings

The composition of basic and diluted earnings per share was as follows for:

	Year Ended December 31,
	2009	2008	2007
Net income available to common stockholders	$16,992	$22,675	$8,408

Weighted average number of common shares outstanding	28,190,300	27,029,210	26,700,000
Effect of warrants	1,045,203	487,180	5,586,996
Effect of stock options	18,769	34,051	-
Weighted average diluted number of common shares outstanding	29,254,272	27,550,441	32,286,996

Basic earnings per share	$0.60	$0.84	$0.31
Diluted earnings per share	$0.58	$0.82	$0.26